

PittMoss, LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
PittMoss, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC
Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 9, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	467,865	227,146
Accounts Receivable, net of Allowance	221,672	157,781
Prepaid Expenses	13,765	12,592
Inventory	254,220	207,386
Other	1,330	-
Total Current Assets	958,851	604,905
Non-current Assets		
Equipment and Leasehold Improvements, net of Accumulated Depreciation	350,130	146,810
Intangible Assets: Patents, net of Accumulated Amortization	48,301	36,055
Right-of-Use Asset - Operating Lease, net of Accumulated Amortization	164,520	-
Right-of-Use Asset - Finance Lease, net of Accumulated Amortization	31,471	-
Equipment Credit	94,995	99,146
Security Deposits	5,500	5,500
Total Non-Current Assets	694,917	287,511
TOTAL ASSETS	1,653,768	892,416
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	254,995	201,786
Accrued Expenses	77,290	59,899
Payroll Liabilities - Related Party	25,000	-
Notes Payable	225,000	-
Notes Payable - Related Party	375,000	50,000
Accrued Interest - Debt	9,452	4,947
Lease Liability - Operating Lease (Current Portion)	82,260	-
Lease Liability - Finance Lease (Current Portion)	7,346	
Deferred Revenue	3,782	-
Other Liabilities	3,458	3,820
Total Current Liabilities	1,063,583	320,452
Long-term Liabilities		
Lease Liability - Operating Lease	82,260	-
Lease Liability - Finance Lease	24,125	
Note Payable - Related Party	124,097	145,011
Future Equity Obligations (SAFE Notes)	732,917	698,080
Convertible Notes	350,000	-
Convertible Notes - Accrued Interest	4,728	-
EIDL	150,000	150,000
Total Long-Term Liabilities	1,468,127	993,091
TOTAL LIABILITIES	2,531,709	1,313,543
EQUITY		
Members' Capital	6,004,312	5,069,786
Accumulated Deficit	(6,882,254)	(5,490,913)
Total Equity	(877,942)	(421,127)
TOTAL LIABILITIES AND EQUITY	1,653,768	892,416

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	1,446,030	934,960
Cost of Revenue	1,319,800	888,372
Gross Profit	126,230	46,588
Operating Expenses		
Advertising and Marketing	140,852	191,459
General and Administrative	1,225,440	726,084
Research and Development	60,740	49,119
Rent and Lease	147,942	130,634
Bad Debt Expense	2,974	63,040
Depreciation	51,507	73,869
Total Operating Expenses	1,629,455	1,234,203
Operating Income (loss)	(1,503,225)	(1,187,615)
Other Income		
Interest Income	91	-
Other	147,586	75,531
Total Other Income	147,677	75,531
Other Expense		
Interest Expense	35,794	21,332
Other	-	-
Total Other Expense	35,794	21,332
Earnings Before Income Taxes	(1,391,342)	(1,133,416)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,391,342)	(1,133,416)

Statement of Changes in Member Equity

	Common Units # of Units	Preferred Units # of Units	Contributions / (Distributions)	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2021	7,590,821	41,865,230	4,668,362	-	(4,357,496)	310,866
Capital Contributions	-	3,245,110	393,926	-	-	393,926
Stock-Based Compensation	-	-	7,498	-	-	7,498
Net Income (Loss)	-	-	-	-	(1,133,416)	(1,133,416)
Ending Balance 12/31/2021	7,590,821	45,110,340	5,069,785	-	(5,490,912)	(421,127)
Capital Contributions	-	7,271,791	882,727	-	-	882,727
Stock-Based Compensation	-	-	51,800	-	-	51,800
Net Income (Loss)	-	-	-	-	(1,391,342)	(1,391,342)
Prior Period Adjustment	-	-	-	-	-	-
Ending Balance 12/31/2022	7,590,821	52,382,131	6,004,312	-	(6,882,254)	(877,942)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,391,342)	(1,133,416)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	51,507	73,869
Accounts Payable and Accrued Expenses	70,666	140,830
Accounts Receivable, net of Allowance	(64,880)	-
Payroll Liabilities - Related Party	25,000	-
Inventory	(46,833)	(92,543)
Accrued Interest	13,742	-
Prepaid Expenses	(1,172)	6,324
Deferred Revenue	3,357	-
Equipment Credit	4,151	-
Stock-Based Compensation	51,800	7,498
PPP Loan Forgiveness	-	(61,360)
Other	1,960	(173)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	109,298	74,444
Net Cash provided by (used in) Operating Activities	(1,282,044)	(1,058,972)
INVESTING ACTIVITIES		
Property & Equipment	(254,828)	(24,969)
Patents	(12,247)	(1,072)
Net Cash provided by (used by) Investing Activities	(267,074)	(26,041)
FINANCING ACTIVITIES		
Capital Contributions	882,727	393,926
Debt Issuance	600,000	199,848
Payments on Debt	(74,659)	-
Future Equity Obligations (SAFE Notes)	34,836	456,230
Convertible Notes	350,000	-
EIDL	(3,067)	(8,854)
Net Cash provided by (used in) Financing Activities	1,789,837	1,041,151
Cash at the beginning of period	227,146	271,008
Net Cash increase (decrease) for period	240,719	(43,862)
Cash at end of period	467,865	227,146

PittMoss, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

PittMoss, LLC ("the Company") was incorporated in the State of Delaware on January 6th, 2015. The Company makes and sells next generation growing media made from recycled paper and a proprietary mix of organic additives. The Company's headquarters are in Ambridge, Pennsylvania.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of its potting soil products. Payments are generally collected net thirty, and revenue is recognized upon delivery, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

As of December 31, 2022, the Company had deferred revenues of $3,782 where cash was received with remaining performance obligations to be satisfied.

Other Income

As of December 31, 2022, the Company received a tax rebate in the amount of $81,000 and grants for applicable research and development activities in the amount of $66,586. As of December 31, 2021, the Company's PPP loan of $61,630 was forgiven in full, and the Company received a $10,000 EIDL grant (please see "Note 5" for further information).

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	2 - 10	676,000	(340,276)	-	335,723
Leasehold Improvements	10	61,720	(47,313)	-	14,407
Grand Total	**-**	**737,720**	**(387,589)**	**-**	**350,131**

Equipment Credit

In 2020, one of the Company's investors provided a credit in the amount of $99,146 to purchase equipment in the future in lieu of a cash contribution. In 2022, the Company utilized $4,151 of this credit resulting in an ending balance of $94,995 and $99,146 as of December 31, 2022 and 2021, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. As of December 31, 2022 and 2021, the Company's allowance for doubtful accounts was $16,160 and $76,826, respectively.

Inventory

The Company's inventory consists of raw materials, packaging, and finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below:

Inventory Type	2022	2021
Raw Materials	59,386	58,223
Packaging	111,153	93,500
Finished Goods	83,681	55,663
Grand Total	254,220	207,386

Intangible Assets

The Company's intangible assets consist of patents and are recorded at cost. Because these patents have not been placed into service yet, no amortization has been recoded as of the date of these financials. The total ending balance of these assets was $48,301 and $36,055 as of December 31, 2022 and 2021, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2020, the Company authorized an Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 3,870,620 Common Units were allocated towards this Plan to be granted in the form of Shares and Share Options ("the Awards"). Option awards are granted with an exercise price not less than 100% of the fair market value on the date of grant, unless specifically determined otherwise by the Board at the time of the grant. Those option awards generally vest based on two to four years of continuous service and have 10-year contractual terms. The Company has recorded stock-based compensation in the amounts of $51,800 and $7,498 as of December 31, 2022 and 2021, respectively.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

	Nonvested Options		Fair Value
Nonvested options, January 1, 2021	148,750	$	10,413
Granted	1,785,000	$	124,950
Vested	(126,250)	$	8,838
Forfeited	(185,000)	$	12,950
Nonvested options, December 31, 2021	1,622,500	$	113,575
Granted	1,020,000	$	64,400
Vested	(403,744)	$	28,262
Forfeited	(125,000)	$	8,750
Nonvested options, December 31, 2022	2,113,756	$	147,963

Income Taxes

The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Pennsylvania.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In February 2021, the Company entered into an unsecured loan agreement with a shareholder for $200,000 with a term of one year. During the first 6 months, this loan bore an interest rate of 7.00% until August 2021, after which the interest rate increased to 8.00% until maturity in February 2022. In August 2021, this loan agreement was amended to extend its maturity to August 2027 with an interest rate of 7.50%. In October 2021, this loan agreement was amended a second time to change its principal amount from $200,000 to $150,000 and extend its maturity to October 2027 bearing the same interest rate as before. The difference in principal of $50,000 was converted into 411,894 shares of Preferred Units. The total ending balance of this loan was $124,097 and $145,011 as of December 31, 2022 and 2021, respectively.

In December 2022, the Company entered into a loan agreement with the same shareholder mentioned above for $250,000 with a maturity date in December 2023. The first 6 months shall accrue interest at the variable rate of the Secured Overnight Financing Rate ("SOFR") plus 5.00%. The remaining 6 months shall accrue interest at the variable rate of the SOFR plus 7.00%. This loan shall bear interest at the variable rate of SOFR plus 10.00% upon any event of default. Payments of interest only shall be made commencing January 2023 until maturity when the full principal balance shall become due and payable within 10 days. The total ending balance of this loan was $250,000 as of December 31, 2022.

In February 2021, the Company entered into an unsecured loan agreement with another shareholder for $50,000 with a term of one year. During the first 6 months, this loan bore an interest rate of 7.00% until August 2021, and an interest rate of 8.00% until its maturity in February 2022. This loan had a total ending balance, including principal and accrued interest, of $51,442 as of December 31, 2021, and was subsequently fully repaid in February 2022. In March and September 2022, the Company entered into two loan agreements with that same shareholder and a member of its Board of Directors for the respective principal amounts of $100,000 and $25,000. These notes bear interest rates of 10.00% and 7.00% and mature within 12 and 6 months in March 2023, respectively. The loan of $25,000 can be extended for an additional 6 months with its interest rate increased from 7.00% to 8.00%. Both notes shall accrue interest at a rate of 10.00% upon any event of default. The total ending balance of these loans, including principal and accrued interest, was $127,717 as of December 31, 2022.

As of December 31, 2022, the Company accrued wages payable to one of its founders in the amount of $25,000. This payable bears no interest rate and is due upon demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Operating Lease

In January 2015, the Company entered into a Commercial Lease Agreement for a number of lots to be utilized as an office, warehouse, and manufacturing space. The original lease term had terminated in December 2019 and was subsequently renewed for an additional period of 5 years, commencing in January 2020. This renewal period calls for total monthly lease payments of $6,855 and a security deposit of $5,500 as seen on the Statement of Financial Position. The Company adopted ASC 842, "*Leases*" in January 2022 and the ending balance of the Right-of-Use Asset is presented as of December 31, 2022, with the corresponding amortization having been accumulated and accounted for since the commencement of the renewal period. Future minimum lease payments as of December 31, 2022 are as follows:

Year Ending December 31,	Payment
2023	82,260
2024	82,260
2025	-
2026	-
2027	-
Thereafter	-

Finance Lease

In November 2022, the Company entered into an Equipment Lease Agreement for a forklift that calls for total monthly lease payments of $612 for a period of 5 years. This lease agreement is secured by the equipment itself, and the Company has the right to purchase the equipment for a total purchase price of $1.00 at the end of the period. Future minimum lease payments as of December 31, 2022 are as follows:

Year Ending December 31,	Payment
2023	7,344
2024	7,344
2025	7,344
2026	7,344
2027	6,733
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 5.00%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in June 2025. Upon the closing of the Company's next equity financing event where equity securities are sold for an aggregate consideration of $1M, the notes shall convert into a number of the same class and series of Units equal to (x) the total unpaid principal balance plus accrued interest, divided by (y) the lesser of (i) the lowest price-per-unit sold multiplied by 85%, and (ii) the quotient obtained by dividing the Valuation Cap of $15M by the then-issued and outstanding Units subject to conversions and exclusions in accordance with each convertible note. Upon the closing of a change of control event prior to maturity or conversion, the holders of these notes are entitled to receive payment equal to 150% of the total unpaid principal balance plus any accrued and unpaid interest. No such events have occurred as of December 31, 2022.

In September and November 2022, the Company entered into multiple short-term loan agreements with third parties for a total principal balance of $225,000. These notes bear interest rates ranging from 7.00% to 17.14286% and mature within 6-7 months in March and June 2023. One of these notes in the principal amount of $25,000 can be extended for an additional 6 months with its interest rate increased from 7.00% to 8.00%. These notes shall accrue interest at rates ranging from 10.00% to 17.14286% upon any event of default. The total ending balance of these loans, including principal and accrued interest, was $231,298 as of December 31, 2022.

In June 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $150,000 with an interest rate of 3.75% and maturity in 30 years. A total of $10,000 of the EIDL balance consisted of an advance received from the Small Business Association (SBA). This loan is secured by all tangible and intangible personal property and had a total ending balance, including principal and accrued interest, of $150,438 and $153,505 as of December 31, 2022 and 2021, respectively.

In April 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $61,360 with an interest rate of 1% and maturity in April 2022. This loan was not secured and was forgiven in full in April 2021 (please see "Other Income" note for further information).

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2021 and 2020, the Company entered into numerous SAFE agreements with third parties through a crowdfunding portal. The SAFE agreements provide the right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the Standard Preferred Stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the Company immediately prior to an equity financing event. Total capitalization of the Company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class. Each agreement is subject to a valuation cap of $7M - $7.5M.

Please see "Note 3" regarding loan agreements from Related Parties.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable	724,097	7%-17%	2023-2027	600,000	124,097	724,097	9,014	50000	145,011	195,011	1,442
Convertible Notes	350,000	5.00%	2025	-	350,000	350,000	4,728	-	-	-	-
SAFE Notes	732,917	N/A	N/A	-	732,917	732,917	-	-	698,080	698,080	-
EIDL	150,000	3.75%	2050	-	150,000	150,000	438	-	150,000	150,000	3,505
Total				**600,000**	**1,357,014**	**1,957,014**	**14,180**	**50,000**	**993,091**	**1,043,091**	**4,947**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	600,000
2024	-
2025	350,000
2026	-
2027	124,097
Thereafter	150,000

*The SAFE Notes mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has issued a total of 7,590,821 Common Units as of December 31, 2022. Each holder of Common Units is entitled to one vote per unit.

The Company has issued a total of 52,382,131 Preferred Units as of December 31, 2022. Preferred Units accrue distributions of $0.005 per year, per unit, but are only payable when and if declared by the Company's management. The Company is under no obligation to pay such accruing distributions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 9, 2023, the date these financial statements were available to be issued.

In January 2023, the Company obtained a $300,000 line of credit from Harvest Returns. Interest accrues on the outstanding balance at Prime plus 3.50% but is capped at 10.50%. The Company has drawn $50,000 on the line.

In March 2023, the Company issued $100,000 worth of notes accruing interest at 10.00% with maturities in 2024.

In June 2023, a portion of the short-term loans disclosed above were refinanced (please see "Note 5" for further information). One principal balance of $100,000 was refinanced into an 18-month note that accrues interest at a rate of 10.00% until its maturity in December 2024. A second principal balance of $50,000 was refinanced into a 2-year note that accrues interest at a rate of 8.00% until its maturity in June 2025. And a third principal balance of $50,000 was refinanced into a convertible note.

In July 2023, the Company refinanced the $250,000 interest-only note from a related party (please see "Note 3" for further information). The shareholder agreed to refinance $50,000 into a convertible note, and the remaining $200,000 into a 2-year note that accrues interest at a rate of 8.50% until its maturity in July 2025.

Through August 2023, the Company raised an additional $715,500 worth of convertible notes carrying the same terms and conditions as those disclosed above.

The Company raised $275,000 through a crowdfunding campaign on StartEngine in March/April 2023 using a convertible note instrument.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operating activities in 2022 and 2021, and negative working capital in 2022. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISK AND UNCERTAINTIES

Customer Concentrations

As of December 31, 2022 and 2021, five customers accounted for about 55% and 34% of the Company's gross accounts receivables and 25% and 23% of the Company's total revenue, respectively.